Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 17- 2009

August 31, 2009
FOR IMMEDIATE RELEASE

HIGH GRADE GOLD MINERALIZATION IDENTIFIED ON SURFACE ON
THE ALEXANDRIA BLOCK, EAST OF THE JOANNA GOLD PROJECT

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to report the discovery of a high grade grab sample on surface, which is surrounded by an extensive gold anomaly, on the Alexandria claims block, east of the Joanna gold project.  The Joanna property is located 20 kilometres east of Rouyn-Noranda, in north-western Quebec and the Alexandria block comprises nineteen (19) mineral claims optioned by Aurizon from Alexandria Minerals Corporation (see Aurizon news release dated September 15, 2008).

The previous exploration completed in this area was mainly restricted to the area along the Cadillac fault where the eastern extension of the Hosco deposit was projected.  Aurizon previously reported results from diamond drilling (see Aurizon news release dated June 1, 2009 ) which intersected 3.0 grams of gold per tonne over 4.6 metres including one sample at 9.0 grams of gold per tonne, 200 metres south of the main Hosco zone.  The follow up of this discovery hole with ground prospecting was successful in discovering east-west veins, with a thickness between 0.1 to 1 metre, included in strongly foliated, biotite altered and arsenopyrite bearing sediments.  One grab sample returned a grade of 11.8 grams of gold per tonne.  The mineralization found is located 1.2 kilometres East and 200 metres South of the Hosco deposit.

Of the 22 variable spaced grab samples taken in this area to date, 9 returned grades above 0.1 gram of gold per tonne.  The anomaly identified covers an area of over approximately 750 metres on strike and 200 metres in a north-south direction.

The geological context is similar to the Hosco deposit and might represent a possible eastern extension of known mineralization located 200 metres farther south than expected.

“These preliminary results could explain why the previous drilling campaign did not succeed in extending the Hosco deposit further east along the Cadillac fault.” said Martin Demers P.Geo., Exploration Manager.  “A possible displacement of the mineralized zone to the south could open up excellent exploration potential.” he added.

Outlook

During the next few weeks, exploration on the Joanna project will focus on the systematic surface investigation of the property including hammer prospecting, and soil and geophysical surveys.  This work will define targets for a follow up drill program, which should commence early in the fourth quarter, 2009.

A prefeasibility study is currently in progress on the Hosco deposit, incorporating a measured and indicated resources estimate of 29,600,000 tonnes at an average grade of 1.4 grams of gold per tonne, or approximately 1.27 million ounces, together with the results of the ongoing metallurgical tests.  The pre-feasibility study will be completed in accordance with the Company’s global development principles supporting technical, economical, environmental and social considerations.  It is anticipated that the study will be completed in the fourth quarter, 2009.

Aurizon Mines Ltd.
News Release – August 31, 2009
High Grade Gold Mineralization Identified on Surface on the Alexandria Block, East of the Joanna Gold Project

Quality Control

Grab samples assays are performed typically on 1 to 2 kilogram rock samples by standard fire assay procedures and atomic absorption finition.  Sample duplicates and assay checking on pulp and coarse rejects are carried out on approximately 10% of samples returning grades above the threshold of 0.1 gram of gold per tonne.  Additional information on Quality Assurance and Quality control (“QA/QC”), can be found in the “Technical Report – Resource modeling and Estimation update Joanna gold deposit” prepared by SGS Geostat Ltd. dated April 7, 2009, which can be found under Aurizon’s profile on www.sedar.com, as well as on the Aurizon website.  Exploration primary assaying was performed at ALS Chemex of Val d’Or, Quebec and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or, Quebec.  ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards, and Laboratoire d’Analyse Bourlamaque is in the process of obtaining ISO-9001-2000 certification.

Sampling program planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration Manager, a “qualified person” as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna Project area.  All other information previously released, together with all technical reports on the Joanna Project are available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: François Trépanier: ftrepanier@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – August 31, 2009
High Grade Gold Mineralization Identified on Surface on the Alexandria Block, East of the Joanna Gold Project

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the Joanna project, timing of a pre-feasibility study, and timing and expectations of future work programs.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of unexpected variations in mineral resources, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “measured”; “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release y uses the term” measured” and “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.